                       SECURITIES AND EXCHANGE COMMISSION



                              WASHINGTON, DC 20549



                                    FORM 11-K

                                  ANNUAL REPORT



                        PURSUANT TO SECTION 15(d) OF THE
                             SECURITIES ACT OF 1934



                      FOR THE YEAR ENDED DECEMBER 31, 1998




A. FULL TITLE OF THE PLAN AND THE ADDRESS OF THE PLAN, IF DIFFERENT FROM THAT OF THE ISSUER NAMED BELOW:

                      THE M/A/R/C(R) GROUP ESOP/401(k) PLAN
                      -------------------------------------


B. NAME OF ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLAN AND THE ADDRESS OF ITS PRINCIPAL EXECUTIVE OFFICE:


                                 M/A/R/C(R) INC.
                            7850 NORTH BELT LINE ROAD
                               IRVING, TEXAS 75063

ITEM 1.  CHANGES IN THE PLAN

              During 1998, the Plan was amended to allow a Participant to obtain In-service withdrawals and Loans against the Vested portion of his or her ESOP account. The Vesting schedule was modified and Participants are 100% vested after completing three years of service. During 1997, the Plan increased the number of eligible employees, changed the timing of portfolio transfers, and changed the entry dates and the eligibility requirements. A company-match contribution was instituted in which the Company matches employee contributions based on the following formula: 50% on the first 2% they contribute and 25% on the next 3% they contribute. The maximum deferral rate increased from 10% to 20%. During 1993, the Plan was amended to include an employee stock ownership plan ("ESOP") and is designed to comply with the regulations of the Internal Revenue Code. The Plan financed the transaction with a loan of $2,444,144 from the Company. The loan bears interest of 7.04% and has a term of 15 years.

ITEM 2.  CHANGES IN INVESTMENT POLICY

              Three funds were added to the 401(k) Plan fund options in 1998. Participants may elect to have contributions credited to their accounts in increments of 1% of the total contributions among the four categories of investment funds described in Item 8. A Participant's investment election may be changed with respect to subsequent contributions at any time. A Participant may request a transfer of funds from one investment fund to one or more of the others at any time.

ITEM 3.  CONTRIBUTIONS UNDER THE PLAN

              The following contributions have been made to the Plan for the past five years:
                                            Company             Participant
                                            --------            -----------
                         1998               $537,398            $1,933,800
                         1997               $503,555            $2,001,480
                         1996                259,006               910,055
                         1995                518,011               829,827
                         1994                      0               655,268

              Employee contributions began April 16, 1987.

ITEM 4.  PARTICIPATING EMPLOYEES

              As of December 31, 1998, there were 822 Participants in the Plan.

ITEM 5.  ADMINISTRATION OF THE PLAN

              The members of the Compensation Committee of the Company's Board of Directors are the Administrators of the Plan. No compensation was paid to any Administrator by the Plan for services as such. The names, addresses, and positions with M/A/R/C Inc. of the Administrators are as follows:

            CECIL B. PHILLIPS                       7850 North Belt Line Road
            Chairman Emeritus                       Irving, Texas  75063

            SHARON M. MUNGER                        7850 North Belt Line Road
            Chairman of the Board & CEO             Irving, Texas  75063

            ROLAN G. TUCKER                         200 Walnut Hill Avenue
            Director                                Hillsboro, Texas  76645

ITEM 6.  CUSTODIAN OF INVESTMENTS

              Scudder Kemper Investments, trustee, holds all of the Plan's assets and investments. The Trustee is to maintain custody of the assets in the Participants' accounts. The Plan incurred the following expenses for trustee, legal, and accounting services during 1998:

                      PAID BY                    M/A/R/C INC.
                      -------                    ------------
                      Paid to:
                        Legal                              0
                        Scudder                       39,776
                        Towers Perrin                      0

ITEM 7.  REPORTS TO PARTICIPATING EMPLOYEES

              Each quarter, every Participant receives an individual Participant statement disclosing the status of his or her account during the preceding three-month period (including the opening and closing totals and a breakdown of withdrawals, contributions, and other allocations to or from the account). Once a year, each Participant receives a Summary Annual Report (a summary of the IRS Form 5500 as filed with the IRS/DOL).

ITEM 8.  INVESTMENT OF FUNDS

              During 1986, no Plan funds were invested in securities other than those of the Company.

              During 1987, 1988, 1989, 1990, 1991, 1992, 1993, 1994, 1995, and
1996, Plan funds were invested in Company common stock, equity securities, fixed income securities, and bond securities.

              During 1997 and 1998, Plan funds were invested in Company common stock, equity securities (foreign and domestic), fixed income securities, and bond securities.

ITEM 9.  FINANCIAL STATEMENTS AND EXHIBITS

              The financial statement information and supplemental data required in response to this item is incorporated herein by reference to pages 1 through 15 of the Annual Report to Participants of the Plan for the Plan year ended December 31, 1998, a copy of which is attached as "Exhibit A."

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.


                                  THE M/A/R/C GROUP ESOP/401(k) PLAN

                                  By:  /s/ CECIL B. PHILLIPS
                                      ------------------------------
                                       Cecil B. Phillips
                                       Member of Plan Administrative Committee

June 29, 1999


                                       3